Exhibit 99.1

TSX: POM, NYSE MKT: PLM	100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

NEWS RELEASE	2019-13

PolyMet reports results for period ended June 30, 2019

St. Paul, Minn., August 14, 2019 – PolyMet Mining Corp. (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM – today reported it has filed its financial results for the three and six months ended June 30, 2019.  PolyMet is permitted to construct and operate the NorthMet copper-nickel-precious metals mine and processing plant located near Hoyt Lakes, Minnesota.

“We continued our forward momentum in the second quarter with the completion of the rights offering, cleaning up our balance sheet and allowing us to progress financing alternatives for the project,” said Jon Cherry, president and CEO.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.  All amounts are in U.S. funds.  Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

Highlights and recent events for 2018 and 2019 to-date
PolyMet made significant progress during 2018 and 2019 to date.  Notably the company received key permits and approvals required to construct and operate NorthMet and secured title to the surface rights over and around the NorthMet mineral rights.  PolyMet also released an updated technical report which included an assessment of higher potential production scenarios, and secured additional financing to complete permitting, including required wetland credits and financial assurance, advanced final engineering and other activities to facilitate the transition to construction.

More specifically:
•
In June 2019, the company completed a $265 million rights offering, fully backstopped by Glencore AG (“Glencore”), with the proceeds used to fully repay outstanding debt and strengthen the company’s financial position.  As a result of the rights offering, Glencore’s ownership of the company’s issued shares increased to 71.6%.

•
In preparation for construction, the company in the first two quarters completed geotechnical investigations, installed monitoring wells, advanced project execution planning and implemented its environmental management system.

•
In March 2019, the company received the federal Record of Decision and wetlands permit from the U.S. Army Corps of Engineers, which was the last key permit or approval needed to construct and operate the NorthMet Project.

•	In December 2018, the company received all Minnesota Pollution Control Agency permits for NorthMet for which the company had applied, including air and water permits.
•
In November 2018, the company received all Minnesota Department of Natural Resources permits for NorthMet for which the company had applied, including the Permit to Mine, dam safety and water appropriations permits.

•	In June 2018, the company and U.S. Forest Service completed the federal land exchange giving PolyMet title and control over both surface and mineral rights in and around the NorthMet ore body.

Goals and objectives for the next twelve months
PolyMet’s objectives include:
•	Maintain political, social and regulatory support for the project;
•	Finalize project optimization plan;
•	Finalize project implementation plan; and
•	Execution of construction finance, subject to typical conditions precedent.

Key Balance Sheet Statistics
(in ‘000 US dollars)

Balance Sheet	June 30, 2019	December 31, 2018
Cash	$6,165	$13,857
Working capital (see note)	(3,007)	(225,359)
Total assets	509,122	485,629
Total liabilities	74,151	300,587
Shareholders’ equity	$434,971	$185,042

Note:  On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million with proceeds to be used for general corporate purposes.

Key Income and Cash Flow Statement Statistics
(in ‘000 US dollars, except per share amounts)

	Three months ended		Six months ended
Income and Cash Flow Statement	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
General & administrative expense	$1,021	$1,509	3,765	$4,279
Other Expenses:
Finance & other	(519)	145	103	634
Non-cash rehabilitiation accretion	418	449	856	871
Non-cash loss on land exchange	-	553	-	553
Non-cash loss on debenture modification	(10)	-	2,004	4,109
Loss for the period:	910	2,656	6,728	10,446
Loss per share	0.00	0.01	0.02	0.03
Investing Activities:
NorthMet Property	$4,488	$5,383	10,209	$10,381
Weighed average shares outstanding	344,737,881	320,425,860	333,456,972	320,201,128

Loss for the three months ended June 30, 2019, was $0.9 million compared with $2.7 million for the prior year period primarily due to lower finance costs and a non-cash loss on the land exchange in the prior year period. Excluding non-cash compensation, general and administrative expenses for the three months ended June 30, 2019 were $0.9 million compared with $1.2 million for the prior year period.

Loss for the six months ended June 30, 2019, was $6.7 million compared with $10.4 million for the prior year period primarily due to a lower non-cash loss on debenture modification and a non-cash loss on the land exchange in the prior year period. Excluding non-cash compensation, general and administrative expenses for the six months ended June 30, 2019 were $2.5 million compared with $2.8 million for the prior year period.

PolyMet invested $4.5 million of cash into its NorthMet Project during the three months ended June 30, 2019, compared with $5.4 million for the prior year period, and invested $10.2 million during the six months ended June 30, 2019, compared with $10.4 million in the prior year period.

Notice of change of auditor

Effective August 9, 2019 and following Glencore’s acquisition of a majority shareholder position on June 28, 2019, PricewaterhouseCoopers LLP (the “Former Auditor”) has resigned as the auditor of the company.  There were no reservations or modifications in the Former Auditor’s audit reports and no “reportable events” as such term is defined in National Instrument 51-102.  PolyMet has appointed Deloitte & Touche LLP (the “Successor Auditor”) as the new auditor of the company.  The resignation of the Former Auditor and recommendation for appointment of the Successor Auditor was approved by the audit committee and the board of directors of PolyMet on August 9, 2019.  See additional details in the related filings on EDGAR and SEDAR.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.